UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Rosehill Resources Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

777385 105

(CUSIP Number)

Andrew Lapayowker Rosemore, Inc. 1 North Charles Street, 22nd Floor Baltimore, MD 21201 (410) 347-7080	Gregory R. Dow KLR Energy Sponsor, LLC 811 Main Street, 18th Floor Houston, Texas 77002 (713) 654-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777385 105

1	Names of Reporting Persons Rosemore, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 46,181,884*
	9	Sole Dispositive Power 750,000*
	10	Shared Dispositive Power 36,105,518*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,181,884*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 93.7%(1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 49,266,551 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,579 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema (as defined herein), (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore (as defined herein), (v) 1,547,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings (as defined herein), (vi) 7,113,150 shares of Class A Common Stock issuable upon exercise of warrants held by Sponsor and (vii) 191,304 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Names of Reporting Persons Tema Oil and Gas Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 46,181,884*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 33,807,692*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,181,884*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 93.7%(1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 49,266,551 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,579 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema (as defined herein), (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore (as defined herein), (v) 1,547,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings (as defined herein), (vi) 7,113,150 shares of Class A Common Stock issuable upon exercise of warrants held by Sponsor and (vii) 191,304 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Names of Reporting Persons Rosemore Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 46,181,884*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 1,547,826*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,181,884*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 93.7%(1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 49,266,551 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,579 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema (as defined herein), (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore (as defined herein), (v) 1,547,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings (as defined herein), (vi) 7,113,150 shares of Class A Common Stock issuable upon exercise of warrants held by Sponsor and (vii) 191,304 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Names of Reporting Persons KLR Energy Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 46,181,884*
	9	Sole Dispositive Power 10,076,366*
	10	Shared Dispositive Power 0*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,181,884*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 93.7%(1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 49,266,551 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,579 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema (as defined herein), (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore (as defined herein), (v) 1,547,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings (as defined herein), (vi) 7,113,150 shares of Class A Common Stock issuable upon exercise of warrants held by Sponsor and (vii) 191,304 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Names of Reporting Persons KLR Group Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 46,181,884*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 10,076,366*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,181,884*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 93.7%(1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 49,266,551 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,579 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema (as defined herein), (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore (as defined herein), (v) 1,547,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings (as defined herein), (vi) 7,113,150 shares of Class A Common Stock issuable upon exercise of warrants held by Sponsor and (vii) 191,304 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See Items 3 and 5 for further details.

CUSIP: 777385 105

1	Names of Reporting Persons KLR Group Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 46,181,884*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 10,076,366*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,181,884*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 93.7%(1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 49,266,551 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,579 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema (as defined herein), (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore (as defined herein), (v) 1,547,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings (as defined herein), (vi) 7,113,150 shares of Class A Common Stock issuable upon exercise of warrants held by Sponsor and (vii) 191,304 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Names of Reporting Persons Edward Kovalik
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 46,181,884*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 10,076,366*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,181,884(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 93.7%(1)
14	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.
(1)	Based on 49,266,551 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,579 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema (as defined herein), (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore (as defined herein), (v) 1,547,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings (as defined herein), (vi) 7,113,150 shares of Class A Common Stock issuable upon exercise of warrants held by Sponsor and (vii) 191,304 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor. See Items 3 and 5 for further details.

Item 1.	Security and Issuer

This Schedule 13D relates to (i) Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Rosehill Resources Inc., a Delaware corporation (the “Issuer” or the “Company”), (ii) Class B Common Stock, par value $0.0001 per share, of the Issuer (“Class B Common Stock”), which, together with the common units (“Rosehill Operating Common Units”) of Rosehill Operating Company, LLC (“Rosehill Operating”), a subsidiary of the Issuer, are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at any time, subject to the terms of the A&R LLC Agreement (as defined below), (iii) 8.000% Series A Cumulative Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) of the Issuer, which may be converted into shares of the Issuer’s Class A Common Stock upon the terms of the Certificate of Designations (as defined herein) and (iv) warrants of the Issuer, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share (the “warrants”). The address of the Issuer’s principal executive offices is 16200 Park Row, Suite 300, Houston, Texas, 77084.

Item 2.	Identity and Background

(a)	Name

This Schedule 13D is being filed jointly by:

(i)	Rosemore, Inc., a Maryland corporation (“Rosemore”);

(ii)	Tema Oil and Gas Company, a Maryland corporation (“Tema”);

(iii)	Rosemore Holdings, Inc., a Maryland corporation (“RHoldings”);

(iv)	KLR Energy Sponsor, LLC, a Delaware limited liability Company (“Sponsor”);

(v)	KLR Group Holdings, LLC, a Nevada limited liability company (“KLR Holdings”);

(vi)	KLR Group Investments, LLC, a Nevada limited liability company (“KLR Investments”); and

(vii)	Edward Kovalik (“Kovalik”).

Collectively, Rosemore, Tema, RHoldings, Sponsor, KLR Holdings, KLR Investments, and Kovalik, are the “Reporting Persons”, and each is a “Reporting Person”.

Tema and RHoldings are each direct, wholly owned subsidiaries of Rosemore. Attached as Schedule A is a list of directors and executive officers of Rosemore, Tema, and RHoldings. KLR Investments is the managing member of Sponsor. Mr. Kovalik is the Chief Executive Officer and Managing Partner of KLR Group, LLC and the managing member of KLR Holdings, which owns 100% of KLR Investments. Also attached as Schedule A is a list of managers and executive officers of Sponsor, KLR Holdings and KLR Investments.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

(b)	Residence or Business Address

The address of the principal business and principal office for Rosemore, Tema and RHoldings are: 1 North Charles Street, 22nd Floor, Baltimore, MD 21201. The business address of each of the directors and officers of Rosemore, Tema, and RHoldings is set forth in Schedule A.

The address of the principal business and principal office for Sponsor, KLR Holdings, KLR Investments are: 811 Main Street, 18th Floor, Houston, TX 77002. The business address of each of the managers and executive officer of Sponsor and KLR Group is set forth in Schedule A.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

(i)	Tema is an independent oil and gas exploration and production company and is a wholly-owned subsidiary of Rosemore. The principal occupation of each of its directors and executive officers is to act in the capacity listed on Schedule A.

(ii)	Rosemore, together with its subsidiaries and affiliates, is a corporation headquartered in Baltimore, Maryland with operating subsidiaries based in Houston, Texas. The primary focus of business operations of Rosemore is oil and gas exploration, production and transportation via its subsidiaries. The principal occupation of each of its directors and executive officers is to act in the capacity listed on Schedule A.

(iii)	RHoldings is a wholly owned subsidiary of Rosemore and is primarily engaged in holding and managing investments. The principal occupation of each of its directors and executive officers is to act in the capacity listed on Schedule A.

(iv)	– (vii) Sponsor was formed for the purpose of sponsoring an energy-focused special purpose acquisition company. KLR Holdings and KLR Investments are engaged in the holding of principal investments of the KLR family of entities. Mr. Kovalik is the Chief Executive Officer and Managing Partner of KLR Group, LLC, and the managing member of KLR Holdings, which owns 100% of KLR Investments. The principal occupation of each of Sponsor’s, KLR Investments’ and KLR Holdings’ managers and executive officers is to act in the capacity listed on Schedule A.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers (in the case of Rosemore, Tema, and RHoldings) or their manager or executive officers (in the case of Sponsor, KLR Holdings, and KLR Investments) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers (in the case of Rosemore, Tema, and RHoldings) or their manager or executive officers (in the case of Sponsor, KLR Holdings, and KLR Investments) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Rosemore, Tema, and RHoldings are organized under the laws of Maryland. Sponsor is organized under the laws of Delaware. KLR Holdings and KLR Investments are organized under the laws of Nevada. Kovalik is a citizen of the United States of America. The citizenship of each of the Reporting Persons’ respective directors and executive officers (in the case of Rosemore, Tema, and RHoldings) and manager and executive officers (in the case of Sponsor, KLR Holdings, and KLR Investments) is listed on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

Sponsor’s Initial Shares

Prior to the initial public offering of the Issuer, Sponsor purchased 4,312,500 shares of Class F common stock of the Issuer for an aggregate purchase price of $25,000. Subsequently, Sponsor transferred to certain directors and executive officers a total of 230,000 shares of Class F common stock, and Sponsor and our officers returned an aggregate of 2,266,170 shares of Class F common stock to the Issuer for no cost, which shares were cancelled. Sponsor also purchased warrants to purchase 7,863,150 shares of Class A Common Stock for an aggregate purchase price of $5.9 million in connection with the closing of Issuer’s initial public offering.

Sponsor obtained the funds to purchase the shares of Class F common stock and the warrants through contributions from its members.

Business Combination and Related Transactions

On April 27, 2017 (the “Closing Date”), the Issuer consummated a business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement (the “Business Combination Agreement”) dated as of December 20, 2016 by and between the Issuer and Tema. Subject to the terms of the Business Combination Agreement and the adjustments set forth therein, the Issuer acquired a portion of the equity of Rosehill Operating, a wholly-owned subsidiary of Tema, to which Tema contributed and transferred a portion of its assets and liabilities, for (i) the contribution to Rosehill Operating by the Issuer of $35.0 million in cash (the “Cash Consideration”) and for the issuance to Rosehill Operating by the Issuer of 29,807,692 shares of newly created Class B Common Stock (subject to certain adjustments as set out in the Business Combination Agreement) (which cash and shares of Class B Common Stock were immediately distributed by Rosehill Operating to Tema), (ii) the assumption by Rosehill Operating of $55.0 million in Tema indebtedness (the “Tema Liabilities”) and (iii) the contribution to Rosehill Operating by the Company of the remaining cash proceeds of the Issuer’s initial public offering. In connection with the closing of the Business Combination, (a) the Issuer issued to Rosehill Operating 4,000,000 warrants exercisable for shares of Class A Common Stock (the “Tema warrants”) in exchange for 4,000,000 warrants exercisable for Rosehill Operating Common Units (such class of warrants, the “Rosehill warrants”) and (b) the Tema warrants and the Cash Consideration were immediately distributed to Tema. In addition, the Issuer contributed the net proceeds from the issuance of 75,000 shares of Series A Preferred Stock, Class A Common Stock and 5,000,000 warrants of the Issuer concurrent with the Business Combination to Rosehill Operating in exchange for Rosehill Operating Series A Preferred units and additional Rosehill warrants. Upon consummation of the Business Combination, all of Sponsor’s Class F common stock converted into 2,771,912 shares of Class A Common Stock.

Pursuant to a side letter (the “Side Letter”) entered into among the Issuer, Rosemore and Sponsor, on the Closing Date, the Issuer sold 2,200 shares of Series A Preferred Stock to Sponsor and 17,800 shares of Series A Preferred Stock to RHoldings for total consideration of $20.0 million. As an inducement to enter into the Side Letter, Rosemore was issued 750,000 warrants on the Closing Date. Under the terms of the Side Letter, certain shares of Class A Common Stock held by the Sponsor may be reallocated to Rosemore on the second anniversary of the Closing Date as a result of (i) certain acquisition activities undertaken by the Issuer as of certain times of determination and (ii) the volume weighted average trading price of the Issuer’s Class A Common Stock as of certain times of determination. This description of the Side Letter does not purport to be complete and is qualified in its entirety by reference to the Side Letter, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Sponsor obtained the funds to purchase the shares of Series A Preferred Stock through capital contributions from its members. RHoldings obtained the funds to purchase the shares of Series A Preferred Stock by drawing on its existing revolving credit facilities on April 27, 2017.

The material provisions of the Business Combination Agreement, the Business Combination, the Side Letter and transactions related thereto are described in the Issuer’s Proxy Statement dated April 12, 2017 (the “Proxy Statement”) relating to the special meeting of KLRE’s stockholders held on April 26, 2017 (the “Special Meeting”), which section entitled “Proposal No. 1—Approval of the Business Combination” is incorporated by reference herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes, and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

The information set forth above under Item 3 is incorporated herein by reference.

Shareholders’ and Registration Rights Agreement

In connection with the Business Combination, Tema, Sponsor and the Issuer entered into a Shareholders’ and Registration Rights Agreement (the “SHRRA”). Under to the SHRRA, and subject to specified ownership thresholds, Sponsor is entitled to designate two directors for appointment to the Issuer’s board of directors and Tema is entitled to designate four directors. Each of Sponsor and Tema will be entitled to appoint a representative or observer on each committee of the Issuer’s board. Pursuant to the terms of the SHRRA, each of Sponsor and Tema must vote for the designees of the other and is entitled to replace any of its designees that are removed from the Board. This description of the SHRRA does not purport to be complete and is qualified in its entirety by reference to the SHRRA, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Certificate of Designations

Pursuant to the Certificate of Designations (as defined below), holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Issuer’s board of directors, cumulative dividends, payable in cash, Series A Preferred Stock, or a combination thereof, in each case, at the sole discretion of the Issuer, at an annual rate of 8% on the $1,000 liquidation preference per share of the Series A Preferred Stock, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on July 15, 2017.

Each share of Series A Preferred Stock has a liquidation preference of $1,000 per share and is convertible, at the holder’s option at any time, initially into 86.9565 shares of Issuer’s Class A common stock (which is equivalent to an initial conversion price of approximately $11.50 per share of Class A common stock), subject to specified adjustments and limitations as set forth in the Certificate of Designations. Under certain circumstances, the Issuer will increase the conversion rate upon a “fundamental change” as described in the Certificate of Designations.

At any time on or after the second anniversary of the Closing Date, the Issuer may, at its option, give notice of its election to cause all outstanding shares of Series A Preferred Stock to be automatically converted into shares of Class A Common Stock at the conversion rate, if the closing sale price of the Class A Common Stock equals or exceeds 120% of the conversion price for at least 20 trading days in a period of 30 consecutive trading days, as described in the Certificate of Designations. However, in any 30-day period, the Issuer may not convert a number of shares of Series A Preferred Stock in excess of the number of shares of Series A Preferred Stock which would convert into 15% of the number of shares of Class A Common Stock traded on NASDAQ in the preceding calendar month.

Except as required by law or the Second Amended and Restated Certificate of Incorporation of the Issuer, which includes the Certificate of Designations, the holders of Series A Preferred Stock have no voting rights (other than with respect to certain matters regarding the Series A Preferred Stock or when dividends payable on the Series A Preferred Stock have not been paid for an aggregate of six or more quarterly dividend periods, whether or not consecutive, as provided in the Certificate of Designations).

Upon a voluntary or involuntary liquidation, winding-up or dissolution of the Issuer, each holder of Series A Preferred Stock will be entitled to receive a liquidation preference in the amount of $1,000 per share of Series A Preferred Stock, plus an amount equal to accrued and unpaid dividends on the shares to but excluding the date fixed for liquidation, winding-up or dissolution, to be paid out of the Issuer’s assets legally available for distribution to its stockholders, after satisfaction of liabilities to our creditors and distributions to holders of shares of senior stock and before any payment or distribution is made to holders of junior stock (including the Class A Common Stock).

The terms, rights, obligations and preferences of the Series A Preferred Stock are set forth in the Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”) filed with the Secretary of State of the State of Delaware on the Closing Date. This description of the Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Amended and Restated Limited Liability Company Agreement of Rosehill Operating

Following the completion of the Business Combination, the Issuer operates its business through Rosehill Operating. At the Closing, the Issuer and Tema entered into that certain First Amended and Restated Limited Liability Company Agreement of Rosehill Operating (the “A&R LLC Agreement”). Under the A&R LLC Agreement, the Issuer became a member and the sole manager of Rosehill Operating. The A&R LLC Agreement provides, among other things, the following terms.

Distributions. The A&R LLC Agreement requires Rosehill Operating to make a corresponding cash distribution to the Issuer at any time a dividend is to be paid by the Issuer to the holders of its Series A Preferred Stock. The A&R LLC Agreement allows for distributions to be made by Rosehill Operating to its members on a pro rata basis in accordance with the number of Rosehill Operating Common Units owned by each member out of funds legally available therefor. The Issuer expects Rosehill Operating may make distributions out of distributable cash periodically to the extent permitted by the debt agreements of Rosehill Operating and necessary to enable the Issuer to cover its operating expenses and other obligations, as well as to make dividend payments, if any, to the holders of Class A Common Stock. In addition, the A&R LLC Agreement generally requires Rosehill Operating to make pro rata distributions to its members, including the Issuer, in an amount at least sufficient to allow the Issuer to (i) pay its taxes and (ii) satisfy its obligations under the Tax Receivable Agreement.

Rosehill Operating Common Unit Redemption Right. The A&R LLC Agreement provides Tema with a redemption right, which entitles Tema to cause Rosehill Operating to redeem, from time to time, all or a portion of its Rosehill Operating Common Units (and a corresponding number of shares of Class B Common Stock) for, at Rosehill Operating’s option, newly-issued shares of Class A Common Stock on a one-for-one basis or a cash payment equal to the average of the volume-weighted closing price of one share of Class A Common Stock for the twenty trading days prior to the date Tema delivers a notice of redemption for each Rosehill Operating Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). In the event of a “Reclassification Event” (as defined in the A&R LLC Agreement), the managing member is to ensure that each Rosehill Operating Common Unit (and a corresponding share of Class B common stock) is redeemable for the same amount and type of property, securities or cash that a share of Class A Common stock becomes exchangeable for or converted into as a result of such “Reclassification Event.” Upon the exercise of the redemption right, Tema will surrender its Rosehill Operating Common Units (and a corresponding number of shares of Class B Common Stock) to Rosehill Operating and (i) Rosehill Operating shall cancel such Rosehill Operating Common Units and issue to the Issuer a number of Rosehill Operating Common Units equal to the number of surrendered Rosehill Operating Common Units and (ii) the Issuer shall cancel the surrendered shares of Class B Common Stock. The A&R LLC Agreement requires that the Issuer contribute cash or shares of Class A Common Stock to Rosehill Operating in exchange for the issuance to the Issuer described in clause (i). Rosehill Operating will then distribute such cash or shares of our Class A Common Stock to Tema to complete the redemption. Upon the exercise of the redemption right, the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for such Rosehill Operating Common Units in lieu of such a redemption.

This description of the A&R LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R LLC Agreement, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

Rosemore is the record owner of 750,000 warrants, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. RHoldings is the record owner of 17,800 shares of Series A Preferred Stock, which may initially be converted into 1,547,826 shares of Class A Common Stock upon the terms of the Certificate of Designations. Tema is the record owner of (i) 4,000,000 warrants, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, and (ii) 29,807,692 shares of Class B Common Stock, which, together with the Rosehill Operating Common Units, are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at any time, subject to the terms of the A&R LLC Agreement. Tema and RHoldings are each direct, wholly-owned subsidiaries of Rosemore.

Sponsor is the record owner of (i) 2,771,912 shares of Class A Common Stock, (ii) 7,113,150 warrants and (iii) 2,200 shares of Series A Preferred Stock, which may initially be converted into 191,304 shares of Class A Common Stock upon the terms of the Certificate of Designations. KLR Investments is the managing member of Sponsor. Mr. Kovalik is the Chief Executive Officer and Managing Partner of KLR Group, LLC and the managing member of KLR Holdings, which owns 100% of KLR Investments.

Because of the relationship between Sponsor and Tema as a result of the SHRRA, each Reporting Person may be deemed to beneficially own 46,181,884 shares of Class A Common Stock. Each Reporting Person disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

The aggregate percent of Class A Common Stock beneficially owned by the Reporting Persons is based on 49,266,551 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,579 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore, (v) 1,547,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (vi) 7,113,150 shares of Class A Common Stock issuable upon exercise of warrants held by Sponsor and (vii) 191,304 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Sponsor.

To the knowledge of the Reporting Persons, the executive officers and directors of Rosemore, Tema and RHoldings have no beneficial ownership of Class A Common Stock separate from the beneficial ownership held by such Reporting Persons.

To the knowledge of the Reporting Persons, the manager or executive officers of Sponsor, KLR Holdings and KLR Investments have no beneficial ownership of Class A Common Stock other than Kovalik and Gregory R. Dow, as set forth on Schedule A hereto.

(c) Except for the acquisition of the securities covered by this Schedule 13D by Rosemore, Tema and RHoldings in connection with the Business Combination, the purchase of Series A Preferred Stock by RHoldings and Sponsor and the conversion of Class F common stock into shares of Class A Common Stock, each as described in Item 3 above, which is incorporated by reference herein, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (in the case of Rosemore, Tema and RHoldings) or manager or executive officer (in the case of Sponsor, KLR Holdings and KLR Investments) of any of the Reporting Persons in securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Side Letter, SHRRA, A&R LLC Agreement and the Certificate of Designations set forth above under Item 4 are incorporated herein by reference.

In addition, in connection with the Issuer’s initial public offering, the Issuer entered into a letter agreement with the initial shareholders (including Sponsor) and the officers and directors of the Issuer that, among other things, restricts their ability to transfer Issuer securities under certain circumstances (“Letter Agreement”). The description of the Letter Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

99.1*	Joint Filing Agreement.

99.2	Side Letter, dated as of December 20, 2016, by and between KLR Energy Acquisition Corp., KLR Energy Sponsor, LLC and Rosemore, Inc. (incorporated by reference to the Issuer’s Form 8-K, filed with the Commission on December 20, 2016).

99.3	Shareholders’ and Registration Rights Agreement, dated as of December 20, 2016, by and among Tema Oil and Gas Company, KLR Energy Sponsor, LLC, KLR Energy Acquisition Corp., Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 3 Holdings, L.P. (incorporated by reference to the Company’s Form 8-K, filed with the Commission on December 20, 2016).

99.4	Certificate of Designation of Series A Preferred Stock of Rosehill Resources, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on May 3, 2017).

99.5	First Amended and Restated Limited Liability Company Agreement of Rosehill Operating Company, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Commission on May 3, 2017).

99.6

Letter Agreement by and between the Issuer, the initial shareholder and the officers and directors of the Issuer (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Commission on

March 16, 2017).

*	Filed herewith.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2017		TEMA OIL AND GAS COMPANY

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President

ROSEMORE HOLDINGS, INC.

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President and CEO

ROSEMORE, INC.

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President and CEO

KLR ENERGY SPONSOR, LLC

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik
	Title:	Manager

KLR GROUP INVESTMENTS, LLC

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik
	Title:	Manager

KLR GROUP HOLDINGS, LLC

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik
	Title:	Chief Executive Officer

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik

Schedule A

DIRECTORS, EXECUTIVE OFFICERS, MANAGER, AND MANAGING MEMBERS

OF THE REPORTING PERSONS

ROSEMORE, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days
Henry A. Rosenberg, Jr. (Co-Chair of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President & CEO, Director)	Rosemore, Inc.	USA	None

Robert A. Delp (Sr. VP, CFO, Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Lisa J. Davidson (Vice President, Director)	Rosemore, Inc.	USA	None

Jeffrey A. Hoffberger (Vice President, Director)	Rosemore, Inc.	USA	None

Robert L. (Larry) Ash (Director)	(see below)	USA	None

Andrew Lapayowker (General Counsel, Secretary)	Rosemore, Inc.	USA	None

Russell J. Hoffberger (Director)	Rosemore, Inc.	USA	None

William E. Mayer (Director)	Park Avenue Equity Partners, which is a private equity firm, at 1 East 52nd Street, 3rd Floor, New York, New York 10022	USA	None

Kenneth H. Trout (Director)	Retired	USA	None

Frank B. Rosenberg (Co-Chair of Board, Executive Vice President, Director)	Rosemore, Inc.	USA	None

*	For each individual with a principal occupation at Rosemore, their position is listed below their name, and their principal business address is the address of Rosemore, Inc. provided above.

TEMA OIL AND GAS COMPANY

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days
Henry A. Rosenberg, Jr. (Chairman of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President, Director)	Rosemore, Inc.	USA	None

Robert A. Delp (Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Andrew Lapayowker (Secretary)	Rosemore, Inc.	USA	None

Frank B. Rosenberg (Director)	Rosemore, Inc.	USA	None

Tommie E. Yates (Director)	Retired	USA	None

*	For each individual with a principal occupation at Rosemore, their position is listed below their name in the Rosemore, Inc. table above, and their principal business address is the address of Rosemore, Inc. provided above.

ROSEMORE HOLDINGS, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship	Transactions in Last 60 Days
Henry A. Rosenberg, Jr. (Chairman of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President and CEO, Director)	Rosemore, Inc.	USA	None

Frank B. Rosenberg (Executive VP, Director)	Rosemore, Inc.	USA	None

Robert A. Delp (Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Andrew Lapayowker (Secretary)	Rosemore, Inc.	USA	None

Russell J. Hoffberger (Director)	Rosemore, Inc.	USA	None

Robert L. (Larry) Ash (Director)	Lawyer, Partner at Baker, Donelson, Bearman, Caldwell & Berkowitz, PC at 1401 H Street, NW, Suite 500, Washington, D.C. 20005	USA	None

Kenneth H. Trout (Director)	Retired	USA	None

KLR ENERGY SPONSOR, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship	Transactions in Last 60 Days
Edward Kovalik (Manager)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

KLR GROUP INVESTMENTS, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship	Transactions in Last 60 Days
Edward Kovalik (Manager)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

KLR GROUP HOLDINGS, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship	Transactions in Last 60 Days
Edward Kovalik (Chief Executive Officer)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None